SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FMB Equibanc, Inc.

(Name of Issuer)

Leonard H. Blount	William S. Hatcher
F. Wendell Brannen	Andrew C. Oliver
Gary Davis	Dwayne E. Rocker
Gerald M. Edenfield	Frank C. Rozier III
Charles R. Nessmith	Billy G. Tyson
Dr. William B. Nessmith

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Charles R. Nessmith

President and Chief Executive Officer

FMB Equibanc, Inc.

201 North Main Street

Statesboro, Georgia 30458

(912) 489-2600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

W. Thomas King, Esq.

Smith, Gambrell & Russell, LLP

1228 Peachtree Street

Promenade II, Suite 3100

Atlanta, Georgia 30309

(404) 815-3678

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$805,101*	$24.72

*	For purposes of calculating the fee only. This amount assumes 14,793 shares of common stock of the subject company will be exchanged for 14,793 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2007, which was $53.52 per share. The amount of the filing fee equals $30.70 per every $1,000,000 in aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.72	Filing Party: FMB Equibanc, Inc.

Form or Registration No.: Schedule 13E-3	Date Filed: October 3, 2007

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) for FMB Equibanc, Inc. (the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of the Company’s common stock held by shareholders who were the record holders of fewer than 200 shares of common stock into shares of the Company’s Series A Preferred Stock were approved by the Company’s shareholders on December 19, 2007 and became effective on December 27, 2007 upon the filing of Articles of Amendment with the Georgia Secretary of State. As a result of the Reclassification, 14,793 shares of the Company’s common stock held by approximately 228 shareholders of record were converted into shares of the Company’s Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock. After the Reclassification, the number of outstanding shares of the Company’s common stock was 347,557 and the number of common shareholders of record was approximately 264. Additionally, after the Reclassification, the number of outstanding shares of the Company’s Series A Preferred Stock was 14,793 and the number of Series A preferred shareholders of record was approximately 228.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2008

FMB EQUIBANC, INC.

By:	/s/ Charles R. Nessmith
Charles R. Nessmith President and Chief Executive Officer

OTHER FILING PERSONS:

*
Leonard H. Blount

*
F. Wendell Brannen

*
Gary Davis

*
Gerald M. Edenfield

*
William S. Hatcher

/s/ Charles R. Nessmith
Charles R. Nessmith

*
Dr. William B. Nessmith

*
Andrew S. Oliver

*
Dwayne E. Rocker

*
Frank C. Rozier, III

*
Billy G. Tyson

* By Charles R. Nessmith as Attorney-in-fact.